UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-19370

Curative Health Services Co.
(Exact name of registrant as specified in its charter)

150 Motor Parkway
Hauppauge, New York 11788-5145
(631) 232-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date:  one

Pursuant to the requirements of the Securities Exchange Act of 1934, Curative Health Services Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2005	CURATIVE HEALTH SERVICES CO.

/s/ Thomas Axmacher
By: Thomas Axmacher
Its: Chief Financial Officer and Treasurer